Exhibit 1

                        LARRY C. ADDINGTON
                     1500 NORTH BIG RUN ROAD
                  ASHLAND, KENTUCKY  41102-9527



                          March 1, 1995



Addington Resources, Inc.
Attn:  Board Of Directors
1500 North Big Run Road
Ashland, Kentucky  41102-9527


Gentlemen,

         Larry, Robert and Bruce Addington (collectively, the "Addington Brothers") propose to split up the businesses of Addington Resources, Inc. ("ARI") between the Addington Brothers and the remaining ARI shareholders on the following terms:

    1. The following second and third tier ARI subsidiaries would be split off from ARI to the Addington Brothers in exchange for all of their shares of ARI common stock in a tax-free transaction under IRC sec. 355, 361 and 368(a)(1)(D): Addington Mining, Inc., Addwest Mining, Inc., Addwest Transport, Inc., Mining Technologies, Inc., Addwest Minerals, Inc., Tennessee Mining, Inc., New River Lime, Inc., Belize River Fruit Company, and Barton Creek Farms, Inc. (collectively, the "Coal Division Companies").

    2.   Prior to the closing of the split off, the Addington
Brothers would contribute $5,000,000.00 in cash to ARI's capital.
This capital would remain with ARI in the split off.

    3. All liabilities and obligations of the Coal Division Subsidiaries would go with the Coal Division Subsidiaries in the split off. All liabilities and obligations of ARI and the non-Coal Division Subsidiaries would remain liabilities and obligations of ARI and the non-Coal Division Subsidiaries. Prior to the closing, all assignments, assumptions and releases would be obtained to effect such split up of the obligations and liabilities of ARI and its subsidiaries.

    4. All guarantees of obligations or liabilities of ARI and its non-Coal Division Subsidiaries by the Addington Brothers or the Coal Division Subsidiaries would be released at or prior to the closing. All guarantees of obligations or liabilities of the Coal Division Subsidiaries by ARI or the non-Coal Division Subsidiaries would be released at or prior to the closing.

    5. All intercompany debts and obligations between ARI and the non-Coal Division Subsidiaries, on the one hand, and the Coal
Division Subsidiaries, on the other hand, would be canceled or otherwise terminated.

    6. ARI and the non-Coal Division Subsidiaries would provide the Coal Division Subsidiaries, the Addington Brothers, and their respective directors, officers and agents with a general release and would agree not to bring any action against such persons and entities. The Addington Brothers and the Coal Division Subsidiaries would provide ARI, its non-Coal Division Subsidiaries, and their respective directors, officers and agents with a general release and would agree not to bring any action against such persons and entities.

    7. Certain assets, such as the Joy Technologies licensing agreement, the Tri-State Airport Lease, the helicopter, and the ARI headquarters in Ashland, Kentucky, would be identified as assets belonging to the Coal Division Subsidiaries and any interest in such assets held by ARI and the non-Coal Division Subsidiaries would be assigned or released prior to the closing. The Addington Brothers would be willing to remit fifty per cent of the net revenues received from the Joy Technologies licensing agreement to ARI as a part of the consideration in this transaction.

    8. If the closing of the transaction occurs before the remaining outstanding stock grants issued to ARI employees under the 1989 Stock Grant Plan vest on November 18, 1995, all such grants shall be accelerated to the date of closing so that all such employees, including those employed by the Coal Division Subsidiaries, will receive the shares of ARI Common Stock subject to these outstanding grants.

         Any offer to undertake the split off transaction described above would be contingent upon the negotiation and execution of definitive transaction documents, appropriate financing for the Addington Brothers, the approval of the transaction by ARI's outside directors, the obtaining of a fairness opinion from a financial advisor, the obtaining of a favorable tax ruling with respect to the tax free nature of the split off, the approval of the transaction by ARI's shareholders (excluding the Addington Brothers), and the obtaining of all necessary governmental, regulatory and third party consents and releases required or desirable to effect the split off transaction.

         This proposal shall expire August 31, 1995, or upon the execution of a definitive Agreement between the parties, whichever occurs first.

         If the foregoing is a proposal you would like to consider, please so indicate by return mail and we will begin negotiation of a definitive agreement.

                                     Very truly yours,

                                     Addington Brothers

                                     By:  /s/ Larry Addington
                                          Larry Addington

                                         /s/ Robert Addington
                                          Robert Addington

                                         /s/Bruce Addington
                                            Bruce Addington